                                            Filed By Exodus Communications, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                   Commission File No. 000-23795

                                          Subject Company:  Exodus Communication



                          EXODUS COMMUNICATIONS, INC.


                TRANSCRIPT OF ANALYST TELECONFERENCE WITH Q & A

                             EXODUS/GLOBAL CROSSING

                           Moderator:  Ellen Hancock
                               September 28, 2000
                                  8:30 a.m. MT

Operator: Good morning, everyone, and welcome to the Exodus/Global Crossing analyst teleconference call. With us today we have Ellen Hancock, chairman and chief executive officer of Exodus; Marshall Case, executive vice president and chief financial officer of Exodus; and Leo Hindery, chief executive officer of Global Crossing and chairman and chief executive officer of Global Center. After the opening remarks, we will be taking questions. At that time you will need to press the 1 followed by the 4 on your telephone. This call is being recorded and is copyrighted material, therefore, please note that it cannot be recorded, transcribed, or rebroadcast without the company's permission. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.

          Now I would like to turn the call over to Ms. Jane Underwood. Please go ahead, ma'am.

Jane Underwood:   Thank you.  Good morning, ladies and gentlemen.  This is Jane
          Underwood, director of investor relations for Exodus Communications. We are very excited that you could join us this morning to hear the details regarding our acquisition of Global Center. Joining me this morning are

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          Ellen Hancock, chairman and CEO of Exodus Communications; Leo Hindery, chief executive officer of Global Cross and chairman and chief executive officer of Global Center; and Marshall Case, CFO of Exodus; and Dan Cohrs, CFO of Global Crossing.

          Before we begin I have the following disclosure I would like to make. Certain forward-looking statements that will be made by management during this call are being provided in reliance upon Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on current management expectations. Actual results may differ materially due to a number of risk factors that have been disclosed with our filings with the SEC. We do not assume any obligation to update this forward-looking information. I would now like to turn the call over to Ellen Hancock. Ellen.

Ellen Hancock: Thank you very much, Jane. I'm delighted to talk to you this morning about the announcement we've made concerning the acquisition of Global Center as well as our network agreement with Global Crossing and our joint venture with Asia Global Crossing. These agreements offer exciting opportunities for our shareholders, our employees, customers, and, in fact, I believe the technology industry as a whole.

          As announced this morning, the boards of directors of Exodus and Global Crossing approved a definitive merger agreement under which Exodus will acquire Global Center, a subsidiary of Global Crossing, for approximately $6.1 billion in Exodus common stock subject to a collar, which Marshall will discuss shortly. This transaction is a major strategic milestone for our company. With this combination we'll have the additional scale, scope, and international reach to further enhance our position as the preferred provider of mission-critical Web-hosting solutions to customers worldwide.

          As most of you know, Exodus is a leading provider of complex Web hosting services to businesses with mission-critical Web operations. Our company offers sophisticated systems and network management solutions and managed services along with professional services to provide optimal performance for customers' Websites. We manage our network infrastructure via worldwide network of 22 Internet Data Centers located in North America, Europe, and Asia Pacific.

          According to a recent Forester research report, the U.S. Web hosting market is expected to reach $20 billion in 2004. Through our combination with Global Center, we will now have the scale and the scope to capture the full range of opportunities that are being fueled by the explosive growth of the complex Web hosting market worldwide. With the combined pro forma annualized recurring revenue rate of approximately 1

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          billion, almost 4,000 customers and 32 Internet Data Centers totaling approximately 2.6 million gross square feet of space, Exodus will be a powerhouse in complex Web hosting.

          We've seen a tremendous migration of business processes to the Internet over the last five years, and the development of several business hosting models. As the customers' requirements for high-end, value-added Web hosting services become more sophisticated, only a handful of companies will have what it takes to succeed. By joining forces with Global Center, Exodus is extending its leadership position. We will have the opportunity to leverage and expand our managed and professional services and premier brand and sales force over a wider geography and increased customer base. Additionally, Global Center's data center build out plans will be leveraged with our own, accelerating our global expansion. This presence will greatly enhance our ability to support our global customers and reach new multinational customers at an accelerated pace. The depth of skill sets created by this combination further supports our planned expansion.

          Through the 10-year network agreement with Global Crossing also announced today, our extensive global network of Internet Data Centers will now be On-Net with Global Crossing's state-of-the-art international fiber network. This seamless connectivity and universal access to information resources represents yet another benefit that this transaction creates for our customers.

          Our joint venture with Asia Global Crossing is complementary to each of us. Asia Global Crossing has existing relationships with companies such as SoftBank and Microsoft and will be a strong partner for Exodus' Asia Pacific expansion.

          Looking forward, Global Center's and Exodus' partnerships with key technology providers including Cisco, Compaq, Dell, Inktomi, Microsoft, Oracle, SoftBank, and Sun Microsystems will result in further innovation to enhance the quality and breadth of our services.

          To conclude, I want to say again how excited we are about the strategic benefits that we are going to achieve through this transaction. This combination clearly raises the bar again for the complex Web hosting market.

          Now I'd like to hand the call over to Leo Hindery, chief executive officer of Global Crossing and Global Center's chairman and CEO, who will review in more detail our joint venture and network agreement and some of the other strategic benefits that they create.

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Leo Hindery:  Good morning, everyone, it's Leo Hindery.  As Jane commented, I'm joined on this call by Dan Cohrs, our CFO. All of you, I'm sure, by now have gotten a copy of a press release. I don't want to be repetitive to that, nor to Ellen's comments. I thought I would just share a couple of quick thoughts, and then we'll try to get to questions and answers and, hopefully, through that effort, really respond to your issues more precisely.

          About a year ago, I met Ellen Hancock. I did it on the weekend that I joined Global, and she was the first person that reached out to me and vice versa, and we talked back then about an industry that would distinguish itself by its scale and its breadth. For the last, roughly, nine months, we've been trying to build value and, importantly, to realize that value for the shareholders of Global Crossing out of the asset Global Center, and we had committed ourselves to taking it public. Some several weeks ago I concluded that the right transaction, as Ellen has commented, the right transaction at the right time on the right terms would be a better alternative for the shareholders of Crossing than taking the company public, again going back to that very early conversation about scale and breadth.

          Dan and I, Gary Wettig [sp], Tom Casey, are thrilled with this transaction because it does for our shareholders what we set out to do, which was to grow value and realize that we're just honored as heck to be Ellen's partner soon, her shareholder. There were two things that motivated us, actually, three -- we were anxious, as I said, to realize value. I concluded that this transaction did that more effectively than going public. I was anxious to protect the prerogatives of Global Crossing, the network side, while building value for Ellen's company. This network arrangement that we've talked about, this multibillion-dollar network arrangement over a decade's time builds enormous value for new Exodus, but, to be frank, it plays well into the hand of Global Crossing, the network company that we have tried to build there, and we certainly were anxious on our side of the aisle, to protect the prerogatives well of our soon-to-be sister, Asia Global Crossing.

          I look at this transaction somewhat now with, really, three hats on -- the Global Crossing hat, the Global Center hat, soon-to-be the Exodus hat, with Ellen's partnership. I think the revenue multiple was attractive from our side, but, to be frank, I think it was very attractive from her side. This company, Global Center, will have a very, very fulsome year 2001, and as Dan and Marshall share with you views on that on this call, and later I think you'll be very comfortable with the revenue multiple we've received and the revenue multiple that Ellen and her associates paid. We're gratified, all of us, that it's accretive, day one, substantial synergies to the new Exodus company, the network arrangement which I've talked about, and an opportunity to exploit worldwide type and quality of customer that,

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          certainly, each of us could have gotten to on our own, but we can get to, she can get to, more quickly in combination.

          Going forward from here, I see this as a partnership. I see it as a partnership based around the shareholding that we will have in her company. I see it as a partnership around the network arrangement that we will have throughout the world in Asia with Asia Global Crossing, the joint venture that Ellen described, and throughout all of the Global Crossing empire. Dan and Marshall are capable-- I certainly will try, with Ellen's help, to walk you through the numbers here in a minute, but it's a very, very fair transaction, and I know there is some probable distress at some of the early market reaction to the security prices. I think it's just because we haven't been able to tell the story. As you listen to the story, you'll see what an incredibly capable company Exodus will be with this opportunity to scale the breadth issues that were a moment in concern to Ellen and me when we first met, will be manifest in this transaction, I assure you, and as we go around and chat with you, I hope you'll grow comfortable with what we've done here, both for Exodus, the primarily beneficiary, certainly from Global Center and its wonderful employees and Global Crossing and the shareholders to whom we committed to try to realize, again, the value of Global Center.

          So Jane, with that, I think-- are we going to Q&A or are we going to Marshall and then Dan?

J. Underwood: Marshall.

L. Hindery: We'll go to Marshall Case, the CFO, and Ellen's partner in Exodus, will chat here for a minute, and then we'll hear from Dan Cohrs, and then try to do your Q&A. Thanks, everyone.

Marshall Case: Thanks, Leo. We got some real good perspective and following that what I'd like to do is touch on some specific terms of the transaction and discuss, from my perspective, how I believe these are going to produce some value for our shareholders.

          Under the agreement and based on Exodus' closing stock price yesterday, Exodus will acquire Global Center for approximately $6.1 billion in Exodus common stock and options subject to a collar. The collar has a range of $56.41 to $65.55. It's outlined in the press release and will be detailed in our merger agreement that will be filed shortly. The final ratio will be determined based on the average closing price of Exodus common stocks for the 10 consecutive trading days preceding the close of the transaction. Exodus will issue between approximately 99.5 million and 115.7 million fully diluted shares to Global Crossing to complete the transaction, which is expected to close in the first quarter of 2001. As part

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          of this transaction, Global Crossing is prohibited from selling any of the equity they receive for a period of six months, post-closing, and has limited resale rights six months thereafter. The transaction will be accounted for in the purchase.

          With regards to accretion to our shareholders, as Leo mentioned, the acquisition will be accretive to EBITDA in 2001. Specifically, the company expects to realize substantial savings in the area of network and other operating costs. In this regard, given the significant growth we have experienced and continue to experience, we expect our network needs to scale very significantly over the coming years. Because of the cost savings that are generated from the very attractive pricing which this deal entails, we expect very significant hard-dollar savings from this transaction, and, of course, as, or more importantly, the network partnership is also strategic as it provides benefits such as superior quality of service, improved response time, and enhanced troubleshooting capabilities.

          In addition, the potential to deliver managed services across a much broader platform and leverage the combined distribution channels represents an outstanding revenue growth opportunity.

          One thing we're particularly excited about is that while Exodus currently draws about one-third of its revenues from managed services, Global Center's corresponding percentage is in the single digits.
          This gives us the opportunity to offer Exodus' high-margin managed services to Global Center's customer base. The synergies from combining facilities also creates growth opportunity by providing an earlier presence for Exodus in New York City, Amsterdam, Paris, and Munich, to name a few.

          Global Crossing will continue to fund their capital expenditures of Global Center to the close. Post-closing, our currently available resources are sufficient to fund the growth of the combined operation. The transaction is not expected to result in any workforce reduction and, finally, the approvals. The transaction is conditioned upon, among other things, the approval of Exodus stockholders, the Securities and Exchange Commission, as well as Hart-Scott-Rodino. I am very excited about the opportunity that this historic combination creates and look forward to sharing more details soon. I'll now turn the call back over to Ellen.

E. Hancock: Leo, did you want to add some more?

L. Hindery: I think, rather than Dan Cohrs, who is with me -- I think, Dan, why don't we just-- with Ellen's permission and Marshall's-- just go to the questions, Jane, and see if we can start to respond to these.

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J. Underwood: Operator, please go to the questions.

Operator: Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the 1 followed by the 4 on your push-button phone. You will hear a three-tone prompt acknowledging your request. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question. The first question comes from Adam Quinton from Merrill Lynch. Please go ahead with your question.

Adam Quinton: Hi. Congratulations on a very exciting transaction. I've got a couple of questions coming from the Global Crossing side, so if you excuse me, I'll head off in that direction first, and I just wanted a bit more color from you guys on the network agreement, specifically in two respects -- firstly, I've seen some comments that have valued the network contract at Global Crossing at 4 billion, and I wondered if you could comment on that and how you, Leo and Dan, would assess the value of the network contract to Global Crossing? Secondly, I guess, more a question for Ellen and her time, and my understanding is that the existing network connectivity of Exodus comes from three or four primarily suppliers and that, typically, Exodus has engaged those folks on relatively short-term contracts to exploit the falling price of bandwidth, and I just wonder if that's the case and, going forward, how quickly some of those existing contracts might be rolled over onto Global Crossing connectivity?

L. Hindery: Adam, it's Leo. Thanks for the question. The network arrangement provides that in Asia at least 60 percent and up to 67 percent of the company's Exodus' needs in Asia will be satisfied through the EGC [sp] network. Throughout the rest of the world, that figure is at least 50 percent. There was some press speculation, Adam, this morning that quantified that contract to the value of that contract combined over the decade of its arrangement at 4 billion and up, and I've been willing to confirm that.

          The thing that I think is important to note-- obviously, that's a very important piece of business for Global Crossing, and we're thrilled with it, but we tried to structure it, and I think we were successful in structuring it in a way that it was an absolute win-win for Ellen, because it gives her MFN pricing plus a discount. We are, in our minds, and we think we can validate that we're the lowest cost provider in this space right now because of the newness and nascency of our network and its capabilities. Ellen has MFN pricing plus the discount, she gets dynamic pricing, which means, to your comment, your question about substituting short-term arrangements for a long-term arrangement -- she will realize the benefits of improved

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          pricing, and we all know, and we're very frank about it, that pricing in this space declines, over time.

          What she gets is dynamic real pricing and brings substantial synergies to Exodus, and the thing that, as an operator, and she and I are both of that, that we especially like-- and I certainly envy her having soon-- is this On-Net capability, which, as I mentioned, opens up a whole new vista of customer opportunities. Those customers down on the MNC's, the media and entertainment folks, and financial services types that come out of the IX-Net world, who really appreciate the On-Net opportunity, its reliability, its cost opportunities, its fulsomeness, and that was the agenda with the Exodus hat on, and I've discussed what we tried to accomplish on Global Crossing, and I think we're thrilled that I think we've done both pretty well.

E. Hancock: Relative to your question on the Exodus network, we have been primarily buying bandwidth from WorldCom, from Qwest, more recently from Global Crossing, as well as AT&T, who will provide us alternate access into all of our data centers. We are constantly going back out to the market to get additional bandwidth, and, as you said, we normally kept those terms short-term life, so that we could, in fact, always go back and get new prices.

          Relative to the 50 percent that we're committed to acquiring from Global Crossing, we will, effectively, be doing the same thing. We'll be getting constantly new prices, and, as Leo said, they will have a discount attached with those prices. We would intend to continue to go out to other carriers, and we would expect, again, the price of that bandwidth to come down. We expect that we'll continue to have very good relationships with our other suppliers. There still is a lot of bandwidth that we need to acquire over the next 10 years.

A. Quinton: OK.  Thank you and good luck.

L. Hindery: Thanks, Adam.

Operator: The next question comes from Harry Blount with DLJ. Please go ahead with your questions.

Harry Blount: Congratulations to everybody -- a number of quick questions -- some housekeeping, some not. Just in terms of a standstill agreement -- is there any standstill that prevents Global Crossing from buying additional shares? Is there a breakup fee associated with it? And the period of goodwill amortization as well as the amount of goodwill generated? That's one set of questions. The second set of questions really relates to the anticipated source of savings that you see -- how much in total? And

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          then if you could, maybe, give some rough cuts as to how much, perhaps, comes from avoided capex, revenue synergies, the network agreement, the value of the Asian entity, any tax implications?

E. Hancock: Let me discuss the second aspect of the question first. We do expect to see significant savings on the network. Since we believe that every time that we acquire from Global Crossing, that price will be better than any other price we would have received in the market, and we're able to benchmark that against the market. Second, as you commented, we believe that between the two companies there will be a savings in capex. That saving can be significant in the there's overlap between the two companies in the areas of the market that they were addressing in terms of cities, in terms of countries -- whether it's in Europe, or it's in Asia Pacific, and we believe we'll also have revenue synergies in terms of the fact that we will be the exclusive hosting supplier to Asia Global Crossing. So we believe that the number is significant, and that it will have a dramatic impact. It is that saving that allows us to project that this transaction will still allow us to be EBITDA-accretive in 2001.

L. Hindery: Harry, it's Leo. It is a five-year standstill on our obligation, vis-a-vis, the company.

H. Blount: Is there any entity that you guys-- any value that you're attaching publicly to the Asian entity or to any tax savings?

L. Hindery: There's not. Asia, as you know, is in he process of going public, Harry, and I wouldn't quantify anything today on its behalf.

H. Blount: OK, and then on the network side of the equation, obviously, you have some agreements, although recognize that they are short. How quickly to you anticipate being able to move traffic off of some of these other networks on to the Global Crossing network?

E. Hancock: Well, I think that we will keep much of that bandwidth in place. What we will be doing is all new purchases will be 50 percent, at least, to Global Crossing. So the one reason we would move off some of the earlier fiber lines would be because of the speed capacity of the lines and then we can move them over, but I think that, in general, what you're going to see is that we do not really have to move off the current network. In fact, Global Crossing was a very major part of our network expansion last year. So we would not need to move those, but that a lot of the new capacity, in fact, will go to Global Crossing.

L. Hindery: Harry, it's Leo again. To Ellen's comment -- we were currently a very substantial supplier of network to Ellen. So it's really just a migration to preferable pricing terms. You'll recall, when we picked up IX-Net, we

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          had brought them entirely On-Net by the time we closed with roughly the same anticipated closing timeframe. So all of the technical migration issues can pretty comfortably be handled in the period of time it will take to get the regulatory approvals.

H. Blount: OK, and, Marshall, the goodwill amortization -- is it going to be five years? I think that's the number you guys have used in the past.

M. Case:  Yeah, I think five years is what we're thinking about, Harry.

H. Blount: OK, and just a rough guesstimate on '01 revenue -- it kind of feels like a 2.2, 2.3, maybe, type of range? Is that the right zip code?

M. Case:  For the combined entity?

H. Blount: Yeah.

M. Case:  Yeah, yeah, it's probably at the top end of that.

H. Blount: OK, thanks.

Operator:   The next question comes from Jim Linnehan with Thomas Weisel
          Partners.  Please go ahead with your questions.

Jim Linnehan:  Thanks and congratulations, guys.

E. Hancock: Thank you.

J. Linnehan: I have three questions -- first of all, at this point are you going to save any comments on what the proposed management team would look like?

E. Hancock: I would say that, clearly, I will be head of the company. I think that's the easiest part.

L. Hindery: I'm a broken man, Jim.  She gets to run it.

J. Linnehan: It's not "Pick on Leo" day.

E. Hancock: And that we will be working with the Global Center team, over time, to answer that very specific question. I think it's fair that team should participate in those discussions.

J. Linnehan: The second question is-- it's actually for Marshall. Marshall, can you quantify what the gross margin impact is going to be as a result of this network arrangement?

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M. Case:  Clearly, Jim, as Leo described how we're going to be able to provision networking on a more dynamic basis is going to give us a lot of wind at our back in going at the network provisioning, but as far as what that gross margin impact, it's as we work our way into provisioning more and more capability from Global Crossing, that will increase. As to what the magnitude is, I don't care to express that at this point, but I think it's very obvious the benefits, economically, given the magnitude of our network purchases and, as Leo indicated, the MFN plus the discount terms of our purchasing.

J. Linnehan: Part B to that question is does Global Center currently include depreciation in their gross margin line?

M. Case:  No, not as you posed the question, Jim.  No, we do not.

L. Hindery: No, we would not include that as a deduction in gross margin.

J. Linnehan: OK, so you're remaining consistent here with access, because access does actually include some depreciation in their cost of goods sold.

L. Hindery: That's right. All of our depreciation that's related to Cox [sp] is included up there.

J. Linnehan: So on a going-forward basis, is the combined company going to continue that practice? Or are they going to diversement [sp]?

L. Hindery: No, we will follow, and we will assume Marshall's accounting practices and manner of presentation, Jim.

J. Linnehan: OK. Last question is on data centers-- let me make sure I have the numbers right. Looking at the end of '00 for a combined 55 data centers. Is that still right?

L. Hindery: We've commented, Jim, that we would have 36 open or under construction.

J. Linnehan: Right.

L. Hindery: And on top of that, I believe the number is approximately 17 to add to that.

J. Linnehan: Oh, so it's like 53 then?

L. Hindery: Open or under construction, that's right.

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J. Linnehan: OK, and in Europe this gives you access to Paris, Amsterdam, and
          Munich on top of your Frankfurt and London facilities, correct?

E. Hancock: That's right.  In addition, they have facilities in London as well.

J. Linnehan: They do. So is there any need for additional buildout in Europe, or are you pretty much done building in Europe?

E. Hancock: We think there are several more attractive cities in Europe.

J. Linnehan: Are you experiencing any difficulties finding space or getting on power grids?

E. Hancock: We've been fairly successful, so far, in terms of being able to enter cities. We focus on two things when we go into a city, and we've done this with Leo in the past -- we focus on making sure that we get fiber into where we want to build; and, second of all, we do focus on power; third, we make sure that we can resolve all the regulatory aspects of the particular country in Europe, but we're confident that we'll be able to increase our presence in Europe, and we've always said that our aspiration is to be the leading Web hosting company in Europe, and we believe that today's transaction puts us well on that line.

L. Hindery: Jim, it's Leo. When I shared some comments at the start, I said it was about scale and breadth. Global Crossing is anxious to be Ellen's partner in this undertaking, and we intend to be, and we have 40 cities committed to what we call "Pan-European Crossing." We have 200 total cities worldwide. All of those facilities' capabilities are available to assist Marshall and Ellen and Don and their associates to get the kind of footprint that they want. What's clever about this deal is the absence of duplication in the foundation that underpins it all at once. I think that whatever aspiration Ellen has in Europe, and it's a lot more cities than you've described, I think we can get there on her behalf a lot more easily now with this 40-city PEC [sp] operation that we have and the 200 cities we have throughout the world. So that's the magic of it -- it's that scale and breadth issue that she and I talked about when we first met last December.

J. Linnehan: OK, great.  Thanks a lot.

Operator:   The next question comes from Marloe Burke with WIT Soundview.
          Please go ahead, sir.

Marloe Burke: Yes, can you give us an indication of what this might contribute in revenue next year? What capex might be, necessary to get to that? And you said that there would be no workforce reductions. I wonder if you

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          could give us some numbers on total employees gained through the
          Global Center acquisition? How many in sales? How many, if any, in professional services?

M. Case: Hi, Marloe, it's Marshall. The way that I would comment is to the question that came up earlier from a combined revenue stream, for one. We'd expect it somewhere to be in the $2.3 billion range, and from a combined capex, we talked previously about somewhere in the billion-dollar range for access. We think that, given our existing resources that we're going to be able to absorb what those requirements are, and where are some efficiencies, and we're banging it out, and in certain of the same geographies, there are some synergies there, and as part of the total employees, Leo, do you want to comment?

L. Hindery: It's Leo. We have, today, about 724. We've got about 65, 75 in direct sales. One of the things I would point out that is sort of a sleeper in this deal is, as you saw in the press release, Marloe, there is a marketing and sales agreement between Global Crossing and Exodus, going forward. All of the nearly-- by the end of the year-- nearly 2,000 women and men in sales in Global Crossing are Ellen's arms and legs contractually, and so one of the things we loved about the deal, she and I, was that instant POP [sp]. You can't hire enough good women and men in this space. We try hard, and it's just such an extraordinary opportunity, and what we tried to do in the arrangements that we agreed to last evening was give her not only network but exclusively Global Crossing-- Global Crossing, the women and men-- the nearly 2,000 woman and men in sales in Global Crossing are now agents of Ellen and her associates.

M. Burke: Are there any incentives in place to help motivate those guys?

L. Hindery: Oh, you get. They're comped and commissioned on meeting her objectives. It's all contractual and lots of incentive. That whole IX-Net world, Marloe, that David Walsh [sp] built that, as you know, handles almost 650 financial institutions, that whole workforce will be in place for Ellen at the closing. It's really an extraordinary up for Exodus -- part of the reason we're thrilled to be her shareholder, going forward.

M. Burke: If I could just ask one follow-up question on the Asian opportunity -- where do you see the major sources of demand coming from out there?

L. Hindery: Well, I'll give you my perspective, and Ellen, I'm sure, has one to complement it. We have seen extraordinary ISP-type demands out there. It's a lot of the ISP entities throughout Asia, the big Kairetsu [sp] companies and what we would call MNC's over here. It's a very high-end-- it's very little retail, low-end. It's very big stuff. You'll recall, and we put it in the press release, Ellen acquires automatically by this, Marloe,

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

          a partnership with SoftBank and with Microsoft and IRI. To give you an example, SoftBank has 350 companies in Asia today that, by reason of this transaction, are committing their Web hosting needs to Ellen and her associates. That, alone, was a homerun for me. When I had the privilege of contemplating being EGC's partner, IRI, a clear leader in the space in Japan, Microsoft, great friend technically as well as relationship-wise, John Ledger [sp] has done a spectacular job as CEO of EGC building partnerships over there, all of which ascribe to Ellen here shortly.

E. Hancock: Relative to the hosting aspects of Asia Pacific, we are seeing two very strong trends. One, a lot of our U.S. customers really want to have presence in Asia. They would like to have access to hosting in Asia so that, in fact, they can address the Asian market for their own product set. Second, we're finding that the enterprises in Asia also want hosting, and so we are seeing good growth today in Japan. We expect to be in Australia. We've had discussions relative to Singapore. We're in discussions today as it relates to China, and, in general, I believe that we all agree that this market could explode, and there is evidence of that today.

M. Burke: Terrific, congratulations.

E. Hancock: Thanks.

Operator: The next question comes from David Levy with Chase H&Q. Please go ahead with your questions.

David Levy: Hi, thanks. A few questions -- first, can you talk about what the capacity or at what capacity the existing Global Center data centers are at, and if there's excess capacity with this increase or accelerate at the rate at which you guys can deploy customers and recognize revenue, number one. Number two, the additional revenue, I guess, I think the Street's around 1.8 for access next year, so it looks like another half a billion in revenue. Can you talk about the composition of that revenue between Internet service and server sales? Thanks.

M. Case: Hey, David, this is Marshall. Thanks for the questions. The capacity that access had online from a gross square footage at the end of June was 2.2 million gross square feet, and this would add more than 400,000 gross square feet to that, and as we projected earlier, we said that we would have 3.8 million, 3.9 million gross square feet online by the end of the year, and this would add-- this transaction adds a little more than a million to that number, and that's where we think we'll end up for the year -- somewhere just right around 5 million gross square feet.

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

          As far as the composition of that revenue stream in '01, that, we've assumed, rather modestly, the continuation of the Global Center model, where the proportion that they're currently experiencing, hosting and bandwidth, and, of course, there's a piece of equipment in there as well, but we believe that there is a real strong upsell opportunity, given my comments earlier, that the proportion of managed services was single-digit percentages versus where we're on the order of four to five times that.

D. Levy: OK, and just a rehash on a capacity question -- I didn't mean exactly how many square feet are going to come on, but does this give you-- I thought, part of an issue with getting customers revenue recognized was actually having it installed in data centers and getting square feet up on time. Is there any-- I guess-- maybe-- from your comments about revenue, is there any acceleration of the ability to deploy customers because of more space, or is it basically bringing on much more additive bringing on fully deployed data centers?

M. Case: No, and that's an important clarification, given that I commented from June 'til the end of the year there are 600,000, roughly, new gross square feet. Those are hitting us in some of our real important core markets, such as Silicon Valley, New York City, Boston, D.C., and Chicago. So it hits us where we need it.

D. Levy:  OK, great.  Thanks a lot, guys.

M. Case:  OK, thanks.

Operator: The next question comes from Frank Governali with Goldman Sachs.
          Please go ahead with your questions.

Frank Governali: Thank you. Could you walk through the income statement impacts on Global Crossing itself, the transaction? When I look at our model for Global Crossing for next year, we're assuming about a half a billion dollars of revenue from Global Center, and, I think, something on the order of 90 million positive EBITDA that, effectively, gets shifted off the income statement, recaptures some of that, obviously, minority interest, but on the flip side, you've got incremental revenue that's going to be captured from higher sales to Exodus. Can you step through that, not only for next year but on a growth rate projection, going forward?

L. Hindery: Dan, it's Leo.  Can you handle that?

Dan Cohrs:  Yeah, Frank, it's Dan Cohrs.  I think you're right on point.  With
          Global Center, I think most expectations would be for about $500 million to $600 million of revenue next year. Assuming we close January 1st, obviously, we'd take that out of our P&L. The EBITDA impact should be positive

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

          on Global Crossing, because Global Center would still be in a negative EBITDA growth mode during 2001. So it will actually contribute EBITDA next year to Global Crossing. Over and above that, we have, obviously, the network agreement with Exodus, which makes us a lot more confident than ever about making our bandwidth sale numbers for next year. We also have a significant amount of bandwidth that we sell today to Global Center, and as Global Center leaves the Global Crossing family and goes over to Exodus, we will now recognize that revenue and margin on that revenue. So we sell them to Global Center today in excess of about $200 million per year of bandwidth products. So we'll put that into our P&L and recognize margin on that.

          Over the longer term, if you just look at the impact of Global
          Center, since we, obviously, expected great things from Global Center, if you take step 1, by just taking Global Center out of our mix, it would take our growth rates down by about 5 percent over a five-year timeframe. So at Global Crossing, we've been talking about 30-percent growth in revenue and about 40 percent growth in EBITDA over five years. Step 1 would be to reduce those growth rates by about 5 percentage points. Step 2 is that we expect to recover most of that growth because of, first of all, the bandwidth sales to Global Center itself, that we will now be able to recognize, and, of course, the network agreement with Exodus. Leo mentioned earlier that we think that the value of that deal over 10 years with Exodus could be in the $4 billion to $5 billion range or possibly even more when these combined Web hosting operations take off.

F. Governali: So you'll get the net impact over the next five years, is it higher than 30-percent revenue and 40-percent EBITDA growth? Or basically the same?

D. Cohrs: No, I think it's probably right in that range. It may be even just a touch of a reduction because we had very aggressive growth expectations for Global Center built into our plans. So we have to see how this network services agreement develops. I think with our baseline forecast, I think there's not quite enough juice there to totally make up for the Global Center growth, but we should be very close to making up for what we take out when we lose Global Center.

F. Governali: OK, and so if you look at '01, the net impact of this is actually positive on EBITDA, because you'll lose the losses associated with Global Center?

D. Cohrs: That's right.

L. Hindery: And then, Frank-- it's Leo-- the other advantage is that network sales to an affiliate get lost in consolidation by selling these network services to Ellen, who we don't consolidate. As Dan has commented, we actually get a pickup on the network sales side, and 50-plus percent of network sales to

          Ellen is a whole lot bigger number for me than 100 percent to Global Center, which I lost in consolidation.

D. Cohrs: I think the final point there, Frank -- you asked about the P&L, which we just talked about, but the capex impact here is also important. We had built into our plans, $500 million to $600 million per year of spending to expand Global Center because we were expanding Global Center space very aggressively. So that capex will now come out of our plans. Marshall talked earlier about the fact that there are some synergies. So it's not the case that the entire 500 million to 600 million will be picked up by Exodus, but, of course, 500 million to 600 million comes out of our cap spending needs and just makes us that much more over-funded than we already were.

F. Governali: OK. Can I just go back to what Leo just said? Leo made the-- I got the impression he's saying that revenue growth-- reported revenue actually will be higher than it would otherwise have been because you'll have greater sales to access than would have been the case to a consolidated Global Center, but what I heard you say was that it wouldn't have any impact on growth rate of the top line.

D. Cohrs: No, what I'm saying, Frank, is that-- take step 1. If we simply took Global Center, our projections for Global Center show very, very high growth in revenue and EBITDA. If you simply remove Global Center from our plan, you would reduce the growth rate, but Global Center, within a five-year timeframe, will have-- we expect to have a very, very large revenue base four to five years from now. If you take that out, you lose about 5 percentage points off of our projected growth rates. Now you have to add back the bandwidth sales that we now recognize that go directly to Global Center, as well as the network agreement with Exodus. It looks to me like we should make up most of that 5 percentage points, but it will be a little aggressive to say we make up all of it, just because we had so much growth in our plans for Global Center, which we think is a fabulous business.

F. Governali: Perfect, great.  Thanks a lot.

Operator: The next question comes from Tim Newington from Credit Suisse First
          Boston.  Please go ahead with your questions.

Tim Newington:  Good morning and congratulations.  A couple of quick questions -
          - just on the networking side, about 95 percent of your traffic last quarter went through private pairing agreement, and, given your arrangements now with Global Crossing to route a lot of your traffic, is there any implications there with respect to how much your traffic goes to private pairing? Does it go up? Does it go down? And then just secondly,

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

          obviously, this increases your platform in mission-critical co-location at the current time. I was just wondering --what are your plans with respect to managed hosting? Are there any changes from that perspective that you could address?

E. Hancock: Let me address the network first. This transaction really does not have very much impact on our private exchange agreements at all, and so we will still expect to have 95 percent of our traffic go in and out of the Internet on these private arrangements that we have with over 60 companies, and then we publicly exchange with over 200 more. We would expect to continue to do that. We are a strong advocate of private exchange. Where we are doing the work with Global Crossing is on our backbone network, and it is the backbone where, in the past, we have been acquiring from WorldCom, we have been acquiring from Qwest, and we have been acquiring from Global Crossing. So, for example, last year with Global Crossing we acquired two IRU's between New York and London, two IRU's to Frankfurt, a ring in Europe, and four lines to Tokyo. What we expect now with this transaction is to buy more fiber in the United States to connect our data centers. We'd expect to buy more capacity in Europe, and we'd expect to buy a lot more capacity in Asia. So it's a separation between the two. This deal dramatically affects our backbone network. We continue to work with other companies on the private exchanges, but, in fact, Global Crossing may be able to facilitate some of the private exchange agreements, particularly as they relate to Asia.

          Relative to the platform, I believe that this particular transaction puts us in a very good space. It puts us, clearly, in the leadership position as it relates to our core business. It clearly facilitates our ability to be able to move some of our managed services from our platforms to the Global Center platforms, and, finally, it frees up much of our management and our development teams and our professional services teams to focus on value-added services and to get more into the managed services space, to be able to provide more automation, more configuration support, more security, and more of the elements of those services. So this frees us up to, essentially, provide more services, going forward, and those services can be deployed over the Global Center customers as well as the Exodus customers.

T. Newington: Great.  Thanks very much.

Operator: The next question comes from Michael Parekh from Goldman Sachs.
          Please go ahead with your questions.

Michael Parekh: Thank you and congratulations to both parties. A couple of questions, if I may. Number one, could you give us some sense of

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

          milestones and actions that you're planning ahead of the closing time for the transaction, i.e., what sort of things can the two companies do to start to work together along some of these directions before the closing time? Then related, inasmuch as the combined company is building a platform opportunity on a global basis, can you give us some color of how you think about potential opportunities with the wide range of partners out there from a managed services point of view?

L. Hindery: Michael, it's Leo.  I'm going to defer to Ellen on the partners.
          Let me give you a quick sense, if I might, on some of the pre-closing activities. One of the things that you have to do ethically is be respectful of the approval process, and it would be rude to front-run the regulatory oversight of this transaction. We just won't do it. Ellen and I, nonetheless, can, and I promise you we will certainly address the employee needs. Later this morning, she and I will begin to meet with all of the employees -- hers as well as mine -- and the other thing that we can do, as we did in the case of IX-Net, is we can be absolutely on the screws on the technical network side, such that when the approvals come, Marshall and his associates can-- Tom Casey-- can have all of the network underpinnings in place, but you can't do much more than that, Michael, without being rude to the oversight process.

          In terms of partnerships, nobody's better at it than Ellen. So she better answer that question.

E. Hancock: First of all, I do think it's important that we do get an ability to work with Global Crossing immediately on that network, to be able to transition from the network today to bringing our data centers On-Net, to have our engineers work with theirs to prepare for that, and, as Leo mentioned earlier, he has done that already, and his team really do know how to help us make that transition. So we're excited about how early we can be in terms of the networking part of the deal.

          In terms of the partnerships, we have very strong partners at Exodus. We've been pleased to have tremendous support from Sun and Microsoft and Compaq as well as Dell. We do a fair amount of work with Cisco and Inktomi, and I have to say that, having spoken to several of them about this transaction, they are pleased with the support. We believe we will be able to do more effective work and get some support from SoftBank. So I think as far as our partners are concerned, they see this as an excellent transaction. They see this as positive in terms of the hosting industry, and they see it as positive in terms of really consolidating the management of these customers and their servers, and it does increase our ability to be a more effective partner for the companies who have supported us so well over the past couple of years.

M. Parekh: Great, thank you.

Operator: That is all the time that we have for the Q&A. Please continue with your presentation or any closing remarks.

J. Underwood: That will conclude our conference call for this morning. Thank you very much for joining us, and we look forward to speaking with you soon.

Operator: Ladies and gentlemen, that does conclude your conference call for today. You may all disconnect and thank you for participating.


             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This communication contains forward-looking statements based on current expectations. Actual results may differ materially from expectations due to a number of risks and uncertainties, including, but not limited to the following: the fulfillment of conditions to complete the merger, including regulatory and Exodus stockholder approval; the costs incurred to complete the merger; the combined company's competitive performance; potential difficulties in integrating the two companies, their product and service offerings and infrastructure; the ability of the combined company to achieve network cost savings and operating efficiencies; the continued employment of the combined entity's employees; potential difficulties in maintaining and enhancing continued working relationships with strategic partners; the risk that customers that have placed orders may cancel or reduce their orders or delay the commencement of services; and the continued development of service offerings of the combined company. Actual results may also vary from expectations as a result of risks and uncertainties described from time to time in Exodus' and Global Crossing North America, Inc.'s filings with the Securities and Exchange Commission ("Commission"). In particular, see "Factors Affecting Future Results" in Exodus's quarterly and annual reports filed with the SEC and see "Risk Factors" in Global Crossing's quarterly and annual reports filed with the SEC. Neither Exodus nor GlobalCenter assumes any obligation to update the forward-looking information contained in this communication.

  For a detailed discussion of these and other important risk factors and cautionary statements concerning Exodus and GlobalCenter and their respective operations, you are referred to the proxy statement that will be filed by Exodus, as described below.

                     * * * * * * * * * * * * * * * * * * *

  Exodus, its directors, executive officers and employees, and certain other persons, may be deemed to be participants in the solicitation of proxies of Exodus stockholders to approve the proposed merger. These individuals may have interests in the merger, including as a result of holding options or shares of
Exodus.   Information concerning these individuals and their interests in the transaction and the participant's in the solicitation will be contained in the proxy statement to be filed with the Commission in connection with the proposed merger.

                    * * * * * * * * * * * * * * * * * * * *

  Exodus plans to send to Exodus stockholders a proxy statement containing information about the merger and seeking their approval of the proposed transaction. You are urged to read the proxy statement carefully, when it is available. The proxy statement will be filed with the Commission and will contain important information about Exodus, GlobalCenter, the merger and related transactions and matters. You may obtain a free copy of this document when it is available, as well as other documents filed by Exodus with the Commission (including annual, quarterly and special reports), at the Commission's web site at www.sec.gov.
   -----------

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